INVEST IN **QUANTCONNECT**

Leveling the quant playing field for independent investors


QUANTCONNECT

quantconnect.com Miami FL

Technology | Software | Fin Tech | Finance | Engineering

LEAD INVESTOR

Chris Kramvis Chief Investment Officer

I am investing in QuantConnect as Jared and have team have done a phenomenal job making quantitative trading software both accessible and affordable. I first joined the platform as an individual user in 2013, after a career in high frequency trading and have been developing and trading strategies on the platform ever since. In 2018 I started my own quantitative trading firm, DropShot Capital Management. The fund executes all of its live trading via the platform and we continue to expand our use of the cloud based services and data. DropShot has been a consistently top performer in the BarclayHedge Balanced Index. QuantConnect is uniquely positioned in the market and is a natural choice for startup quant firms and individual investors to get up and running quickly, without having to spend years building zero IP internal infrastructure. Jared and his team have also built and nurtured a fantastic community that further helps users and quickly calls attention to any needed features or upgrades. QuantConnect's overall potential is massive. It has the ability to capture the individual trader market but it also competes feature wise with products that cost 10's or 100's of thousands of dollars more and are only available to institutions. The product is a testament to both great development and the power of open source.

Invested $25,000 this round

Highlights

1. 📈 QuantConnect's award-winning platform trades over $750M/mo, up 12.5x since 2018
2. 💵 Reached $1M in revenue (cash basis) in 2021 with 2.5x year-on-year growth
3. 👨‍💻 1,500 paying clients and a community of 200k+ write over 1M lines of code each month
4. 🌟 LEAN, our open-source framework, is in the top 0.4% on Github with 6,000+ stars
5. 👩‍💻 LEAN features contributions from 150+ engineers
6. 👥 Led by a passionate team of product and algorithmic software experts

6 👥 Led by a passionate team of product and algorithmic software experts

Our Team



Jared Broad CEO & Founder

A biomedical engineer with roots in product development and humanitarian consulting. 15+ years working with corporations and organizations to create community-enhancing software.

The world's top financial institutions operate in a system that favors the privileged few. QuantConnect solves this problem with a platform that empowers anyone with a brilliant idea to create quantitative trading strategies at just 1% of the cost.



Gustavo Aviles CXO



An industrial engineer self-taught in UX practices and tech. 10+ years as a developer and software engineer at QuantConnect and has built our entire UX from the ground up.



Martin Molinero CTO

A software engineer specializing in C++ language. 8+ years developing software for major tech corporations specializing in algorithmic modeling challenges.



Alex Catarino Quant Team Lead

A core community team member since 2015. 7+ years as a quantitative developer, we initially reached out to contribute Bovespa backtesting to LEAN.

📈 QuantConnect levels the playing field by making quant investing simple, affordable, and accessible.

🧠 Quant trading is the most common way to invest.



QUANT INVESTING
=
Programming + Analysis + Data Science
60%
of trading volume today
2x
higher than 10 years ago



US INSTITUTIONAL TRADING BY VOLUME
Hedge Funds
Asset Managers
Quant Funds
Banks
40%
30%
20%
10%
0%
2010
11
12
13
14
15
16
17
18
2019
*Excluding retail and high-frequency trading firms

With the right tools, the right data, and the right knowledge, anyone can learn to create and trade with quantitative strategies. The result is a more level playing field and an overall healthier market where everyone benefits.

🤔 **But, quant investing is impossibly hard for most investors.**

Quantitative trading is complicated, costly, and unattainable. Tech barriers to setting up a quant system are high, SIP data feeds cost $15,000-20,000+ per month, and education opportunities are limited and expensive.

> Born out of a desire to give people with brilliant ideas worldwide access to more opportunities – QuantConnect is making quant investing a true meritocracy.

In the quant world, investors live or die based on the success of their ideas, their trading, and their models. But, top funds that hold exclusive access to tools, platforms, and systems limit their client rosters to ultra-high net worth individuals – leaving independent investors to fend for themselves.

QUANTCONNECT

✊ Democratizing finance since 2012.

We are making quant investing simple, affordable, and accessible with an ecosystem that handles 90% of the complicated math and data processing.


Equities
Futures
Options
Forex
Index
Crypto
ACCESSIBLE
Open-source framework with free educational tools
AFFORDABLE
Industry-leading tools at a fraction of the cost
SIMPLE
Ecosystem does 90% of the boring heavy lifting

QuantConnect users trade over $750M in live volume and write 1M lines of code, every month. We have over 1,500 paying clients and reached $1M in revenue (cash basis) in 2021 with 2.5x year-on-year growth. More than 99% of all site traffic is organic and from word-of-mouth referrals.


SINCE LAUNCH IN 2014
$7M+
funding raised
$1M
ARR in 2021
2.5x
YoY growth
$750M
volume/mo
1,500
paying clients
1M
lines of code/mo
99%
of traffic is organic
LARGEST CLIENT
$1.4B
AUM ETF firm
5-YR HISTORICAL REVENUES
$ 223.0k
$ 292.0k
$ 287.4k
$ 330.2k
$ 998.9k
2017
2018
2019
2020
2021

🚀 We offer industry-leading tools at 1% of the cost that institutions are paying.


DATA
RESEARCH
BACKTESTING
LIVE TRADING
QUANTCONNECT
Bloomberg
aws FinSpace
beacon
QUANTCONNECT PRICING
$336
User / Year
COMPETITOR PRICING


S&P Global
Market Intelligence
CRUX
$25 - $100k
User / Year

Our end-to-end ecosystem super-charges every part of a quant team. This includes everything from onboarding and training, to scaling a cloud infrastructure, and even preparing and maintaining datasets. Lastly, our system also helps perform analysis, run back-testing, and can also execute live trades.


TRAINING
Education & Bootcamps
CLOUD IT
Scalable Cloud Add-ons
DATA PREP
Pre-cleaned Data Feeds
RESEARCH
Backtesting and Analysis
LIVE TRADING
Live Data and Execution
LIVE AUDIT
Asynchronous Simulations

📟 Our platform empowers quant traders to evolve at light speed.

QuantConnect handles all of the data plumbing and infrastructure so you can focus on what matters most without worrying about foundational systems. Data processing and connections, and brokerages are all there - all you need to do is dream and make your ideas a reality.



9 Asset classes supported with portfolio margin models

Research, Backtest, Optimize, and Live Trade

LEAN ingests hundreds of data streams from Reddit to futures

📊 QuantConnect's open-source framework, LEAN, is in the top 0.4% of all GitHub projects with 6,000+ stars.

Our entire platform runs on LEAN, an open-source framework that anyone can learn to use thanks to our free educational tools and courses.


Introducing LEAN / A Radically Open Source Algorithmic Tr...


Watch later
Share
Lean CLI

LEAN handles 90% of the heavy lifting, letting you focus on your strategy's secret sauce. Common challenges with quant trading are handled for you, and there is a large community of engineers familiar with the codebase.


Deploy Algos Live
Execute strategies on any of the 15 brokerages/exchanges supported or via popular order routers.
Easy Universe Selection
Use predefined filters to search and filter through thousands of tradable assets; avoiding selection bias.
Cross-Asset Portfolios
Simultaneously trade or analyze stocks, foreign currencies, futures, commodities, cryptos, and more.
Ultra-honest Backtesting
Realistically simulate your strategy's historical performance and deploy the same code to live trading.
Multi-platform, Multi-lingual
Integrate your tools by running LEAN from any environment imaginable while coding in C# or Python.
Tap Community Experience
Feel confident in an open-source platform with over 150+ contributing engineers from around the world.

LEAN has more than 500,000 lines of code and was built over eight years with contributions from 160 engineers around the world.


6K GitHub Stars and contributions from 160+ engineers
Open-source runs on-premise or in QuantConnect cloud
Feature-set surpasses the world's top institutions

🌎 An active community of 200,000 quants and trading firms.

We're on a journey to power the next stage of open-source quant investing. Every week we see more businesses choose to start up on QuantConnect and LEAN. Our community is made up of sophisticated individuals and the next generation

of quant funds, from around the world.



90%
Individuals
Engineers
Traders
Quants
10%
Start-ups
& Companies



EUROPE 20%
NORTH AMERICA 45%
ASIA 15%
SOUTH AMERICA 10%
OCEANIA 10%

As a company that is built on the shoulders of its 200,000+ community members, crowdfunding is the obvious next stage.



QuantConnect Testimonials
Watch later
Share
QUANTCONNECT
Testimonials

Our community means everything to us and we believe that the future of QuantConnect's success will depend on YOU. Leveling the playing field in investing won't just take a village, it will take a movement.

> QuantConnect was built to help give millions of people with brilliant ideas a better shot at building wealth from the markets, it's only logical that we invite those same people to walk the path alongside us as investors.

QuantConnect will become the OS that underpins every investment on the planet.

Imagine this: by 2030, every brokerage in the world is integrated with LEAN, QuantConnect's fully open-source framework. Every integration you can think of was contributed by the open-source community and the brokerages themselves, saving developers years of wasted time reimplementing the same REST API plumbing.



BY 2030
HOW?


QUANTCONNECT
Every data source
Every asset class
Every integration
Taught at all universities
Powering 1,000s of funds
Accessible by everyone
Free education programs
Free access to financial data
Low-code GUI with code backing
10,000+ linked, clean data sources

In the future, QuantConnect will offer tens of thousands of datasets all updated in real-time. Datasets are easily installed with a single line of code virtually eliminating ETL (Exchange Transform Load) for every alt-data source in the world.

As our community library of code snippets grows, quants can prototype and test even faster than before. A no-code quant strategy builder has enabled millions more to build, test, trade, and share their ideas.

Getting to tomorrow starts right now.


Q3 2022
Q4 2022
1H 2023
PRODUCT
LEAN
Open Source Enhancements
Crypto Futures and Options
Crypto DeFi
UX
Module Marketplace
Low Code GUI
Moonshot
Alpha Streams v2 Refactor
Correlation Machine
PROMOTION
Sales
Hooks and Funnel Review
Sales Team, Bulk Data Sales
Localized Pricing
Marketing
Research Content Writer Hires
Education
Free Quant Degree (w/ U. of Wa.)
RETENTION
Onboarding
Quant Journey
Boot Camps - Crypto, Options, Futures and Forex
Community
User Documentation v2
Dataset and Brokerage Docs
DAO Launch

Forward-looking projections cannot be guaranteed.

💼 Addressing a multi-billion-dollar market opportunity.

QuantConnect sits at the intersection of three major market opportunities.

- 1. Cloud Financial Analytics - Companies that seek to perform financial analysis in the cloud for faster research and lower overall costs (a $100B global market in 2022)
- 2. Financial Data - Firms that are regularly purchasing datasets for on-premise analysis (a $37B global market in 2022)
- 3. Asset Management - Assisting users to raise assets and monetize strategies, earning a share of management fees (management fees totaled $2.14T globally in 2022)


CLOUD INFRASTRUCTURE
DATA SET ACCESS
FUND MANAGEMENT
TAM
$100B
Globally in 2022
$37B
Globally in 2022
$2.14T
Management Fees
SAM
80k
Investment Firms
80k
Investment Firms
$706B (33%)
Alpha Generation
SOM
10k Firms x $25k ACV
$250M
Annual Revenue
2k Firms x $20k ACV
$40M
Annual Revenue
$10B in Assets x 1% fee
$100M
ETF Fee Revenue

Forward-looking projections cannot be guaranteed.

We are projecting our revenues to increase seven-fold over the next three years as cloud infrastructure sales, on-premise data sales, and B2B partnerships continue to climb. When we've invested in our technology in the past, we've unlocked equally large bumps in revenue growth. Because of this, we will continue investing to make LEAN one of the world's top algorithmic trading platforms.



PROJECTING $9.5M IN REVENUE BY END OF 2025
DATA
B2B
CLOUD
$0.1M
$0.2M
$0.3M
$0.3M
$0.4M
$1.0M
$1.8M
$3.3M
$5.5M
$9.5M
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Forward-looking projections cannot be guaranteed.

Note the below projections are hypothetical and cannot be guaranteed.

🔋 Your investment will power the next stage of open-source quant investing.

Your investment will power the next stage of open-source quant investing. We aim to build and maintain the world's most advanced and comprehensive quantitative trading and investment data platform. Our ultimate goal is to raise $5M entirely from our community.



Research and Development
Every single perk we are offering will ultimately help the entire community as a whole. Investors will be able to pick new datasets to be added, new brokerages to integrate with, and even add entirely new markets for the community to trade.
Education and Adoption
Education is a cornerstone of adoption and we want to continue to offer better ways to learn our tools. In addition to creating more Bootcamps, we'll create more tutorials, software development kits, and a college-level, accredited course.
Sales Process
Every day more than 2000 people visit QuantConnect, and 100-200 are potential business clients for the platform. We believe this is a significant opportunity so we will improve our outreach and sales development process to better capture these organic leads.

We'll reserve 50% for research and development to improve QuantConnect and open-source as many brokerages and datasets as possible. We'll deploy 22.5% towards education to lower the barriers to becoming a quant and 20% toward improving our business sales processes.



$5M
50%
Engineering
22.5%
Education
20%
Sales
7.5%

💵 By investing in QuantConnect, you'll be able to directly impact the future of open-source quant investing.

Beyond just equity, we've got a series of tiered perks that investors can earn depending on their level of investment. These tiers are cumulative, which means you are entitled to more perks the more you invest. Moreover, the upgrades will be deployed to the LEAN open source project and QuantConnect Cloud. Ultimately, these perks benefit everyone in the community.

$1,000 Tier
Get 1-hour consultation on trading with QuantConnect.

$2,500 Tier
Complimentary access to QuantConnect Researcher Pack for a year - a $600 value.

$10,000 Tier
Complimentary access to QuantConnect Team Pack for two users for a year - a $2,400 value - and receive a permanent shout-out in LEAN's source code.

$25,000 Tier
Complimentary access to QuantConnect Trading Firm Pack for two users for a year - a $6,720 value.

$50,000 Tier
Choose a new brokerage to be added to the LEAN platform within 2 months.

$100,000 Tier
Choose a new asset class in a US market for LEAN, and free download of five years historical US Equity trade and quote minute bar data - a $14,000 value.

$250,000 Tier
Select an entirely new market to add to QuantConnect, such as UK Equities Market with a dataset worth up to $25,000 USD.

QUANTCONNECT

Preparing the investing world for tomorrow's quant needs.

- ✓ The world's #1 open sourced quant platform
- ✓ $137B+ global quant and data opportunity today
- ✓ On track to underpin the entire investment universe



Jared Broad
CEO & Founder

Downloads

QuantConnect Deck August 2022 2.pdf